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                            Smart Card Marketplace
                        Smart cards | Usage | Markets

Smart Cards

Smart cards will be the key to allow consumers' to connect between numerous wired and wireless devices by providing user identification, authentication and security, and enabling electronic transactions.

Smartcards are mobile billboards, engender loyalty and can be co-branded and are able to provide a secure transaction platform - be it in the form of credit, debit, or stored value (e-purse). Smartcard may incorporate Elliptic Curve Cryptography (ECC) key pairs or any other security algorithm in a wireless framework that can be deployed globally and by using the Funge dual slot mobile phone accessory these features of a smartcard can be delivery wirelessly.

The smart card could carry a number of option features, a magnetic stripe, bar code, biometric identification, and the like. Smartcards can also operate in a contactless environment inside the Funge'TM' dual slot accessory enables smartcard transactions to be delivered over wireless networks including applications in the healthcare, transportation, and finance markets.

Smart Card Usage

Smart cards can be used to improve privacy, reduce fraud, increase profits, and cut costs. The smart card market is growing at close to 50% a year and as many as three to four billion smart cards will be issued in the year 2000 compared with the eight hundred million issued in 1996. Although many people are already using smart cards in some shape or form - the ubiquitous phone card, the Mondex cash card, certain customer loyalty cards, and mobile phones - most have no idea what a smart card actually is and how the "plastic card containing a silicon chip" will change their lives.

In addition to the use of smart cards in the financial sector to reduce fraud and increase security, there are a number of other areas in which smart card usage will increase profits, and reduce costs, including: national ID, passports, mobile telecommunications, home entertainment, public telephones, public transport, utilities, leisure, government benefits, road tolls, local government, health care, education, employee cards, military applications, customer loyalty and fleet administration.

One possible financial development is a variation on the electronic purse in which the smart wallet with a built-in modem interface acting as the 'ATM in your pocket' will enable the bank to download funds to the wallet holder's stored value smart card.

A mobile phone (which already contains a smart card, storing personal information and increasing security) might also be used as a portable smart card terminal and there are (3) three items that are currently taking top priority with manufacturers of smart cards:

     1. Linking smart cards with PC technology, which will enable smart cards to have far wider applications.

     2. Finding a common operating system (such as Java or Multos) meaning that cards can be both multi-functional and usable on different operating systems.





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     3.   Developing cards with crypto-processors to offer public key encryption, to meet demands for the highest levels of security for payments via the Internet or PC.

Smart Card Worldwide Market Update

The relentless advance of the smart cards market continues: growth in 1998 was at 33 percent and expected growth in 1999 is at 29 percent. Outside of the memory phone card volumes, the real market jewel was still the digital wireless telecommunications (GSM) application, which accounted for over 38 percent of worldwide revenues.

So what really changed in the last year? Largely it was a sense in the market that if we were not really out of the market canyon funk yet, we as an industry were dealing with it head on. Gemplus, Schlumberger, and Gieseke & Devrient largely finished their reorganizations -- with the last bit of the reorg being Daniel LeGal, former head of Gemplus, leaving under mutual agreement. Oberthur bought spicy De La Rue, and in one swift move reinvigorated itself for future competition. Despite these moves, the money still would belong to software with card prices still steep in decline, even in the beloved GSM vertical market.

In the chip markets, Siemens became Infineon and still led the market in market share, though ST Micro still overwhelmed with its sale of microcontrollers. Atmel showed its muscles by acquiring the former Motorola smart card chip division in addition to being one of the two qualified silicon platforms for the Windows OS. Philips Semiconductors still pushed on as customers embraced the XA crypto machine in key markets such as pay TV and banking. Lastly, the industry welcomed the first real 32-bit core courtesy of NEC, who showed silicon at Cartes and is expected to go to mass production in Q1 2000. Other 32-bit cores are estimated to be available by Q3 2000.


                         Worldwide Smart Cards Market

                                    [GRAPH]


On the software side, we saw Java begin to dig its nails into the GSM market as Java SIM cards exploded onto the market with approximately over 10 million sold into Europe. Was Windows doomed? Hardly so - this event was but the first jab, and Microsoft itself no doubt has some tricks up its sleeves, such as already at least 30 trials and projects in Europe and North America using Windows for Smart Cards (and yes, the name is really Windows for Smart Cards and not Smart Cards for Windows, as initially proposed). Then of course MultOS continued its own attack on the market: not only was American Express using MultOS in its first Blue cards, but also several key Japanese banks in their own trials.

Words of wisdom then as we go into the year 2000: watch the government market in the United States and the great debut of network access and security smart card markets in that country. Give an eye out to wily ISV and DSC boutiques worldwide like Platform








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Seven, Cardsoft, and JSource (and also to ACG, a different sort of animal unto itself). Finally, the best of luck to the card vendors who seek to continue their transformation to being software-directed houses.

               By Alyxia T. Do, Principle Analyst, Frost & Sullivan

Smart Cards - Asia Pacific Region

The Asian Pacific smart cards market remains vibrant and kicking and what is impressive about the region is not only the number of cards sold which is estimated to have been 150 million in 1998, but the market share the region holds in terms of revenue contribution to the global smart card market.

Indeed, the Asia Pacific generated over 17 percent of the worldwide revenues for the smart cards market, coming in second after Europe with 70 percent and beating out Latin America with 7 percent market share. Frost & Sullivan estimates that by 2004, the region will command at least a quarter of the revenue market shares worldwide, with China by itself commanding nearly a third of market.


         The World Smart Card Market: Regional Market Shares by Revenue
                            1998 - Frost & Sullivan


                      Region                          Market Share (%)
                      ------                          ----------------
                      Latin America                         7.0
                      North America                         6.1
                       Asia Pacific                        17.9
                         Europe                            67.1


                        Source: Frost & Sullivan Research

       Digital Cellular Phones, Government Programs, and Network Security
                              Driving Applications

A quick look at the breakdown of the smart cards market by application in the region also reveals a great diversity of programs and projects. Though phone cards still dominate in terms of units with 50 percent market share, subscriber identification applications (e.g. GSM handsets, pay TV set-top boxes) take the purse with over 66 percent revenue market share in regional card sales.

Indeed, the GSM segment has been the honey in the card manufacturer's revenue pot since the early 1990s, and this segment will continue to grow even sweeter.

Up until this point, digital cellular SIM card sales have been principally dependent on the growth of the GSM market within Asia Pacific, but in the future SIM cards will find their way dual-frequency phones if the UMTS initiative has anything to do with it. What this means is that smart cards will ride the explosion not only of GSM handset technologies, but also of the CDMA handset technologies. Having a SIM card serve CDMA is a key success factor when considering that cellular phone powerhouses such as Japan and Korea have or are moving towards the CDMA standard.

To give an idea of what type of market potential smart cards are looking at, Frost & Sullivan Telecommunications research shows a combined CDMA and GSM handset market forecast of over 200 million handsets to be sold in 2002.

Another vertical market of immense interest for the region is the institutional card market, which encompasses card issuance for government, university, and health identification. Despite a hard hit in its economy, Malaysia pleasantly surprises with its continued efforts










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in the Multimedia Super Corridor project with the intended issuance of a citizen's multiapplication card. Taiwan and Singapore are also key governments pushing nation-wide smart cards. In the university setting, programs such as the University of Hong Kong show technical innovation as students are using their multi-functional combi-cards to do everything from withdraw cash to access campus buildings. And for health identification, the latest project is that of Thailand's SynergyNet which aims to make convert its magnetic stripe medical card network into a smart card one, resulting in a potential market of 5 million cards to be issued in 2002. Given this high level of activity in the institutional smart card markets for Asia, then, it is not a surprise that Frost & Sullivan expects this vertical market to hold 30 percent revenue market share in the region in 2004.

    The Vertical Markets in the Asian Pacific Smart Card Market: Application
            Market Shares by Revenue, 1998 & 2004 - Frost & Sullivan


                                                  1998        2004
Vertical Market                                   (%)         (%)
---------------                                   ---         ---

Financial                                          11         15
Phone Cards                                         9         13
Subscriber Management (GSM, Pay TV)                66         26
Institutional (Govt, Health, University)            7         30
Network security                                    1          8
Transportation                                      7          7
Other                                               1          1


Finally, though a major thrust of the network authentication market will belong to North America and Europe, the Asian Pacific network security markets nevertheless are likely to do well. From being a market with less than 1 percent unit market share regionally, this vertical market is foreseen to achieve nearly 10 percent unit market share in the next 5 years. Though other two-way authentication hardware methods such as USB tokens are likely to provide stiff competition, smart cards are seen to be the dominant hardware token market for the Asia Pacific. The key target customers in this arena will be the plethora of large electronics and information technology firms located throughout the region. These corporations will not only want to increase security levels in the face of increasing global electronic terrorism and espionage, but also use the smart card in order to take advantage of electronic business-to-business commerce based on intricate and complex intranet, extranet, and Internet models. As a result, the smart card used for network authentication today will tomorrow be a dynamic multi-functional card carrying the necessary programs to enable company workers to engage in on-site secured e-commerce.